UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 3, 2018

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(Address of principal executive offices) (Zip Code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EOG RESOURCES, INC.

Item 2.02   **Results of Operations and Financial Condition.**

On May 3, 2018, EOG Resources, Inc. issued a press release announcing first quarter 2018 financial and operational results and second quarter and full year 2018 forecast and benchmark commodity pricing information (see Item 7.01 below). A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 7.01   **Regulation FD Disclosure.**

Accompanying the press release announcing first quarter 2018 financial and operational results attached hereto as Exhibit 99.1 is second quarter and full year 2018 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 9.01   **Financial Statements and Exhibits.**

(d)   Exhibits

99.1   Press Release of EOG Resources, Inc. dated May 3, 2018 (including the accompanying second quarter and full year 2018 forecast and benchmark commodity pricing information).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: May 3, 2018   By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Executive Vice President and Chief Financial Officer
(Principal Financial Officer and Duly Authorized Officer)

EXHIBIT 99.1

EOG Resources, Inc.　　　　　　　　　　**P.O. Box 4362, Houston, TX 77210-4362**
News Release
For Further Information Contact:　　　　　**Investors**
　　　　　　　　　　　　　　　　　　　　　David J. Streit
　　　　　　　　　　　　　　　　　　　　　(713) 571-4902
　　　　　　　　　　　　　　　　　　　　　Neel Panchal
　　　　　　　　　　　　　　　　　　　　　(713) 571-4884
　　　　　　　　　　　　　　　　　　　　　W. John Wagner
　　　　　　　　　　　　　　　　　　　　　(713) 571-4404

　　　　　　　　　　　　　　　　　　　　　Media and Investors
　　　　　　　　　　　　　　　　　　　　　Kimberly M. Ehmer
　　　　　　　　　　　　　　　　　　　　　(713) 571-4676

EOG Resources Announces First Quarter 2018 Results
- Reports Strong Operating Results
    - Achieves Record Returns on First Quarter Capital Investments
    - U.S. Oil Production Near High End of Target Range
    - U.S. Realized Crude Oil Price Exceeds WTI NYMEX Average
    - Per-Unit Transportation and DD&A Expenses Below Targets
- Maintains Full-Year $5.4-$5.8 Billion Exploration and Development Expenditure Target
    - On Track to Reduce Well Costs 5 Percent in 2018
- Reiterates Full-Year 2018 Oil Production Growth Target of 16-20 Percent
- Targets $3 Billion Debt Reduction and Higher Dividend Growth Rate

FOR IMMEDIATE RELEASE: Thursday, May 3, 2018

　　　　HOUSTON - EOG Resources, Inc. (EOG) today reported first quarter 2018 net income of $638.6 million, or $1.10 per share. This compares to first quarter 2017 net income of $28.5 million, or $0.05 per share.

　　　　Adjusted non-GAAP net income for the first quarter 2018 was $689.5 million, or $1.19 per share, compared to adjusted non-GAAP net income of $89.4 million, or $0.15 per share, for the same prior year period. Higher commodity prices, increased production volumes and overall per-unit cost reductions resulted in increases to adjusted non-GAAP net income, discretionary cash flow and EBITDAX during the first quarter 2018 compared to the first quarter 2017. Adjusted non-GAAP net income is calculated by matching hedge realizations to settlement months and making certain other adjustments in order to exclude one-time items. Please refer to the attached tables for the reconciliation of non-GAAP measures to GAAP measures.

Operational Highlights

EOG achieved record returns on new capital investments in the first quarter 2018. The company increased first quarter 2018 crude oil production by 15 percent compared to the first quarter 2017. EOG maintained its forecast for 16 to 20 percent crude oil growth for full year 2018. Strong production growth reflects the company's premium drilling strategy and technical advances across its diverse inventory of high-return plays. EOG defines premium drilling as prospective well locations that will earn a minimum 30 percent direct after-tax rate of return at $40 crude oil and $2.50 natural gas prices. EOG's prolific Delaware Basin, Eagle Ford and Powder River Basin assets all contributed to growth this quarter. The company realized an average price for U.S. crude oil sales in the first quarter 2018 of $64.24 per barrel. This is $1.35 per barrel above the average WTI NYMEX price during the same period.

Overall per-unit operating expenses decreased during the first quarter 2018. This performance was led by a 21 percent reduction in per-unit depreciation, depletion and amortization (DD&A) expenses compared to the same prior year period. Per-unit transportation and general and administrative costs also declined during the first quarter 2018.

EOG maintained its forecast for 2018 capital expenditures of $5.4 to $5.8 billion, excluding acquisitions and non-cash transactions. The company remains on track to reduce average well costs by five percent in 2018.

"EOG delivered another sterling performance in the first quarter despite a challenging operating environment," said William R. "Bill" Thomas, Chairman and Chief Executive Officer. "New capital investments produced record-level rates of return. Our innovative employees executed our game plan with high efficiency to deliver results that met or exceeded expectations while remaining on track to lower costs. EOG is well positioned to accomplish its full-year plan and generate high-return, disciplined growth in 2018."

Capital Structure and Financial Strategy

At March 31, 2018, EOG's total debt outstanding was $6.4 billion for a debt-to-total capitalization ratio of 28 percent. Considering cash on the balance sheet at the end of the first quarter, EOG's net debt was $5.6 billion for a net debt-to-total capitalization ratio of 25 percent. For a reconciliation of non-GAAP measures to GAAP measures, please refer to the attached tables.

EOG intends to repay bonds as they mature over the next four years, with a goal to reduce total debt outstanding by $3 billion. In addition, the company is targeting an increase in its historical rate of dividend growth. Sustainable dividend growth is a distinguishing attribute of EOG. The company increased its dividend at a 19 percent compound annual rate from 1999 to 2017 without any reductions. The shift to premium drilling and the recovery in oil prices have increased EOG's after-tax rate of return

on new investments to record levels. With an improving financial condition, EOG now aims to grow its dividend at a higher rate than its historical average.

"EOG is uniquely positioned to generate strong organic growth, increase return on capital employed, further strengthen the balance sheet and step up cash returns to shareholders," noted Thomas. "Our objectives to reduce debt outstanding and increase the dividend growth rate reflect the strength of our business model. The company is capable of withstanding price volatility and well positioned to create significant shareholder value through commodity cycles."

Delaware Basin

In the first quarter 2018, EOG shifted to larger-scale development activity in the Delaware Basin utilizing 19 rigs compared to 13 rigs in 2017. Seventy new wells began production across multiple targets, although only 14 of these were brought on-line in January. Activity was focused on further delineating additional targets and testing development patterns in different areas of the basin.

In the Delaware Basin Wolfcamp, EOG completed several notable wells, including the State Magellan 7 22H-28H. This seven-well package, drilled on 500-foot spacing, was completed with an average treated lateral length of 4,700 feet per well and average 30-day initial production rates per well of 2,200 barrels of oil equivalent per day (Boed), or 1,455 barrels of oil per day (Bopd), 310 barrels per day (Bpd) of natural gas liquids (NGLs) and 2.6 million cubic feet per day (MMcfd) of natural gas.

In the Delaware Basin First Bone Spring, EOG completed the Beowulf 33 State Com 301H in Lea County, NM with a treated lateral length of 6,900 feet and a 30-day initial production rate of 1,735 Boed, or 1,275 Bopd, 200 Bpd of NGLs and 1.6 MMcfd of natural gas.

In the Delaware Basin Leonard, EOG completed the Gem 36 State Com 05H and 06H with an average treated lateral length per well of 4,200 feet and average 30-day initial production rates per well of 2,555 Boed, or 1,605 Bopd, 395 Bpd of NGLs and 3.3 MMcfd of natural gas.

South Texas Eagle Ford and Austin Chalk

EOG's South Texas Eagle Ford continued to generate strong results across the entire extent of its 520,000 net acre position in the crude oil window of the play. EOG continues to optimize its wells with staggered patterns and enhanced targeting, which is producing premium-level returns even in heavily developed parts of the field. Wells completed in the first quarter were drilled with an average distance between wells of approximately 300 feet per well. Lateral lengths are also being extended, primarily in the western half of the field, where lateral lengths averaged 9,200 feet per well in the first quarter.

Notable wells in the first quarter included the Presley Unit 12H-14H, a three-well package in Karnes County, TX with an average treated lateral length of 6,800 feet per well and average 30-day initial

production rates per well of 3,360 Boed, or 2,670 Bopd, 350 Bpd of NGLs and 2.0 MMcfd of natural gas. On the western side of the Eagle Ford in Atascosa County, TX, EOG completed the Watermelon Unit 2H and 3H with an average treated lateral length of 12,400 feet per well and average 30-day initial production rates per well of 1,680 Boed, or 1,490 Bopd, 100 Bpd of NGLs and 0.6 MMcfd of natural gas.

Development continued in the Austin Chalk, with the first quarter drilling program highlighted by the Elbrus 101H and 102H, with an average treated lateral length of 4,600 feet per well and average 30-day initial production rates per well of 4,305 Boed, or 2,980 Bopd, 670 Bpd of NGLs and 3.9 MMcfd of natural gas.

Rockies and the Bakken

During the first quarter, EOG continued to develop its premium Powder River Basin and DJ Basin positions and began its 2018 drilling program in the Bakken. The company continued to lower well costs in its Rockies plays by improving drilling and completion times along with other efficiency improvements.

EOG brought 12 wells on line in the Powder River Basin during the first quarter 2018, including nine targeting the Turner formation. Notably, the Flatbow 16-36H-18-36H, a three-well package in the Powder River Turner, was completed with an average treated lateral length of 3,900 feet per well and average 30-day initial production rates per well of 1,325 Boed, or 775 Bopd, 190 Bpd of NGLs and 2.2 MMcfd of natural gas. These short-lateral wells had an average cost of $2.9 million per well.

In the DJ Basin, EOG began production in the first quarter from 12 wells. In particular, a four-well package of DJ Basin Codell wells, the Big Sandy 529, 552, 553 and 554-1423H, was completed with an average treated lateral length of 9,500 feet per well and average 30-day initial production rates per well of 1,340 Boed, or 1,120 Bopd, 135 Bpd of NGLs and 0.5 MMcfd of natural gas. These wells were drilled in an average of 4.2 days per well with an average cost of $3.5 million per well.

In the North Dakota Bakken, EOG drilled 4 wells in the first quarter and deferred completions until later in 2018.

Woodford Oil Window

EOG continued development of its new oil play in the Woodford formation of the Eastern Anadarko Basin. In the first quarter, EOG increased drilling operations to three rigs and added a fourth rig in April. Production began from one well during the quarter. The Terri 1621 #1H was completed with a treated lateral length of 10,200 feet and a 30-day initial production rate of 1,395 Boed, or 1,140 Bopd, 165 Bpd of NGLs and 0.5 MMcfd of natural gas.

Hedging Activity

During the first quarter ended March 31, 2018, EOG entered into crude oil financial price swap contracts. A comprehensive summary of crude oil and natural gas derivative contracts is provided in the attached tables.

Conference Call May 4, 2018

EOG's first quarter 2018 results conference call will be available via live audio webcast at 9 a.m. Central time (10 a.m. Eastern time) on Friday, May 4, 2018. To listen, log on to the Investors Overview page on the EOG website at http://investors.eogresources.com/overview. The webcast will be archived on EOG's website for one year.

EOG Resources, Inc. is one of the largest independent (non-integrated) crude oil and natural gas companies in the United States with proved reserves in the United States, Trinidad, the United Kingdom and China. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production, costs and asset sales, statements regarding future commodity prices and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "aims," "goal," "may," "will," "should" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production, reduce or otherwise control operating and capital costs, generate income or cash flows, pay down indebtedness or pay and/or increase dividends are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known, unknown or currently unforeseen risks, events or circumstances that may be outside EOG's control. Furthermore, EOG has presented or referenced herein or in its accompanying disclosures certain forward-looking, non-GAAP financial measures, such as free cash flow and discretionary cash flow, and certain related estimates regarding future performance, results and financial position. These forward-looking measures and estimates are intended to be illustrative only and are not intended to reflect the results that EOG will necessarily achieve for the period(s) presented. EOG's actual results may differ materially from the measure and estimates presented or referenced herein. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing, extent and duration of changes in prices for, supplies of, and demand for, crude oil and condensate, natural gas liquids, natural gas and related commodities;

- the extent to which EOG is successful in its efforts to acquire or discover additional reserves;
- the extent to which EOG is successful in its efforts to economically develop its acreage in, produce reserves and achieve anticipated production levels from, and maximize reserve recovery from, its existing and future crude oil and natural gas exploration and development projects;
- the extent to which EOG is successful in its efforts to market its crude oil and condensate, natural gas liquids, natural gas and related commodity production;
- the availability, proximity and capacity of, and costs associated with, appropriate gathering, processing, compression, transportation and refining facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights-of-way, and EOG's ability to retain mineral licenses and leases;
- the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations; environmental, health and safety laws and regulations relating to air emissions, disposal of produced water, drilling fluids and other wastes, hydraulic fracturing and access to and use of water; laws and regulations imposing conditions or restrictions on drilling and completion operations and on the transportation of crude oil and natural gas; laws and regulations with respect to derivatives and hedging activities; and laws and regulations with respect to the import and export of crude oil, natural gas and related commodities;
- EOG's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties;
- the extent to which EOG's third-party-operated crude oil and natural gas properties are operated successfully and economically;
- competition in the oil and gas exploration and production industry for the acquisition of licenses, leases and properties, employees and other personnel, facilities, equipment, materials and services;
- the availability and cost of employees and other personnel, facilities, equipment, materials (such as water) and services;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- weather, including its impact on crude oil and natural gas demand, and weather-related delays in drilling and in the installation and operation (by EOG or third parties) of production, gathering, processing, refining, compression and transportation facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all, and to otherwise satisfy its capital expenditure requirements;
- the extent to which EOG is successful in its completion of planned asset dispositions;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;
- political conditions and developments around the world (such as political instability and armed conflict), including in the areas in which EOG operates;
- the use of competing energy sources and the development of alternative energy sources;

- the extent to which EOG incurs uninsured losses and liabilities or losses and liabilities in excess of its insurance coverage;
- acts of war and terrorism and responses to these acts;
- physical, electronic and cyber security breaches; and
- the other factors described under ITEM 1A, Risk Factors, on pages 14 through 23 of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and any updates to those factors set forth in EOG's subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the duration and extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made, and EOG undertakes no obligation, other than as required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose not only "proved" reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also "probable" reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as "possible" reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). Statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include "potential" reserves and/or other estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC's latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov. In addition, reconciliation and calculation schedules for non-GAAP financial measures can be found on the EOG website at www.eogresources.com.

###

EOG RESOURCES, INC.
<u>**Financial Report**</u>
(Unaudited; in millions, except per share data)

	Three Months Ended March 31,	
	2018	**2017**
Operating Revenues and Other	$ 3,681.2	$ 2,610.6
Net Income	$ 638.6	$ 28.5
Net Income Per Share		
Basic	$ 1.11	$ 0.05
Diluted	$ 1.10	$ 0.05
Average Number of Common Shares		
Basic	575.8	573.9
Diluted	579.7	578.6

<u>**Summary Income Statements**</u>
(Unaudited; in thousands, except per share data)

	Three Months Ended March 31,	
	2018	**2017**
Operating Revenues and Other		
Crude Oil and Condensate	$ 2,101,308	$ 1,430,061
Natural Gas Liquids	221,415	153,444
Natural Gas	299,766	230,602
Gains (Losses) on Mark-to-Market Commodity Derivative Contracts	(59,771)	62,020
Gathering, Processing and Marketing	1,101,822	726,537
Losses on Asset Dispositions, Net	(14,969)	(16,758)
Other, Net	31,591	24,659
Total	3,681,162	2,610,565
Operating Expenses		
Lease and Well	300,064	255,777
Transportation Costs	176,957	178,714
Gathering and Processing Costs	101,345	38,144
Exploration Costs	34,836	56,894
Impairments	64,609	193,187
Marketing Costs	1,106,390	736,536
Depreciation, Depletion and Amortization	748,591	816,036
General and Administrative	94,698	97,238
Taxes Other Than Income	179,084	130,293
Total	2,806,574	2,502,819
Operating Income	874,588	107,746
Other Income, Net	727	3,151
Income Before Interest Expense and Income Taxes	875,315	110,897
Interest Expense, Net	61,956	71,515
Income Before Income Taxes	813,359	39,382
Income Tax Provision	174,770	10,865
Net Income	$ 638,589	$ 28,517
Dividends Declared per Common Share	$ 0.1850	$ 0.1675

EOG RESOURCES, INC.
Operating Highlights
(Unaudited)

	Three Months Ended March 31,	
	2018	**2017**
Wellhead Volumes and Prices		
Crude Oil and Condensate Volumes (MBbld) [A]		
United States	359.7	312.5
Trinidad	0.9	0.8
Other International [B]	2.7	2.4
Total	363.3	315.7
Average Crude Oil and Condensate Prices ($/Bbl) [C]		
United States	$ 64.24	$ 50.38
Trinidad	54.86	41.56
Other International [B]	71.61	47.77
Composite	64.27	50.34
Natural Gas Liquids Volumes (MBbld) [A]		
United States	100.6	78.8
Other International [B]	—	—
Total	100.6	78.8
Average Natural Gas Liquids Prices ($/Bbl) [C]		
United States	$ 24.46	$ 21.63
Other International [B]	—	—
Composite	24.46	21.63
Natural Gas Volumes (MMcfd) [A]		
United States	853	728
Trinidad	293	308
Other International [B]	30	22
Total	1,176	1,058
Average Natural Gas Prices ($/Mcf) [C]		
United States	$ 2.76	$ 2.32
Trinidad	2.88	2.57
Other International [B]	4.36	3.76
Composite	2.83 [D]	2.42
Crude Oil Equivalent Volumes (MBoed) [E]		
United States	602.5	512.6
Trinidad	49.8	52.2
Other International [B]	7.6	5.9
Total	659.9	570.7
Total MMBoe [E]	59.4	51.4

(A) Thousand barrels per day or million cubic feet per day, as applicable.

(B) Other International includes EOG's United Kingdom, China and Canada operations.

(C) Dollars per barrel or per thousand cubic feet, as applicable. Excludes the impact of financial commodity derivative instruments (see Note 12 to the Condensed Consolidated Financial Statements on EOG's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018).

(D) Includes a positive revenue adjustment of $0.41 per Mcf related to the adoption of ASU 2014-09, "Revenue From Contracts with Customers" (ASU 2014-09) (see Note 1 to the Condensed Consolidated Financial Statements on EOG's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018). In connection with the adoption of ASU 2014-09, EOG presents natural gas processing fees for certain processing and marketing agreements as Gathering and Processing Costs, instead of a deduction to Natural Gas Revenues.

(E) Thousand barrels of oil equivalent per day or million barrels of oil equivalent, as applicable; includes crude oil and condensate, NGLs and natural gas. Crude oil equivalent volumes are determined using a ratio of 1.0 barrel of crude oil and condensate or NGLs to 6.0 thousand cubic feet of natural gas. MMBoe is calculated by multiplying the MBoed amount by the number of days in the period and then dividing that amount by one thousand.

EOG RESOURCES, INC.
<u>**Summary Balance Sheets**</u>
(Unaudited; in thousands, except share data)

	March 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 816,094	$ 834,228
Accounts Receivable, Net	1,702,100	1,597,494
Inventories	584,729	483,865
Assets from Price Risk Management Activities	761	7,699
Income Taxes Receivable	262,789	113,357
Other	218,624	242,465
Total	3,585,097	3,279,108
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	53,854,438	52,555,741
Other Property, Plant and Equipment	4,082,781	3,960,759
Total Property, Plant and Equipment	57,937,219	56,516,500
Less: Accumulated Depreciation, Depletion and Amortization	(31,561,571)	(30,851,463)
Total Property, Plant and Equipment, Net	26,375,648	25,665,037
Deferred Income Taxes	18,182	17,506
Other Assets	761,590	871,427
Total Assets	$ 30,740,517	$ 29,833,078
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 1,915,651	$ 1,847,131
Accrued Taxes Payable	179,646	148,874
Dividends Payable	106,521	96,410
Liabilities from Price Risk Management Activities	84,128	50,429
Current Portion of Long-Term Debt	363,155	356,235
Other	187,657	226,463
Total	2,836,758	2,725,542
Long-Term Debt	6,071,604	6,030,836
Other Liabilities	1,301,938	1,275,213
Deferred Income Taxes	3,689,578	3,518,214
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, $0.01 Par, 1,280,000,000 Shares Authorized and 579,272,616 Shares Issued at March 31, 2018 and 578,827,768 Shares Issued at December 31, 2017	205,793	205,788
Additional Paid in Capital	5,569,194	5,536,547
Accumulated Other Comprehensive Loss	(14,289)	(19,297)
Retained Earnings	11,125,051	10,593,533
Common Stock Held in Treasury, 459,990 Shares at March 31, 2018 and 350,961 Shares at December 31, 2017	(45,110)	(33,298)
Total Stockholders' Equity	16,840,639	16,283,273
Total Liabilities and Stockholders' Equity	$ 30,740,517	$ 29,833,078

EOG RESOURCES, INC.
Summary Statements of Cash Flows
(Unaudited; in thousands)

	Three Months Ended March 31,	
	2018	**2017**
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 638,589	$ 28,517
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	748,591	816,036
Impairments	64,609	193,187
Stock-Based Compensation Expenses	35,486	30,460
Deferred Income Taxes	171,362	694
Losses on Asset Dispositions, Net	14,969	16,758
Other, Net	2,013	(3,052)
Mark-to-Market Commodity Derivative Contracts		
Total (Gains) Losses	59,771	(62,020)
Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts	(21,965)	1,912
Other, Net	(478)	(428)
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	(109,654)	28,688
Inventories	(106,799)	24,736
Accounts Payable	53,652	20,426
Accrued Taxes Payable	21,950	(38,613)
Other Assets	(8,863)	(44,677)
Other Liabilities	(29,055)	(51,251)
Changes in Components of Working Capital Associated with Investing and Financing Activities	17,988	(63,324)
Net Cash Provided by Operating Activities	1,552,166	898,049
Investing Cash Flows		
Additions to Oil and Gas Properties	(1,365,111)	(912,227)
Additions to Other Property, Plant and Equipment	(76,100)	(34,336)
Proceeds from Sales of Assets	2,829	46,812
Changes in Components of Working Capital Associated with Investing Activities	(18,045)	63,324
Net Cash Used in Investing Activities	(1,456,427)	(836,427)
Financing Cash Flows		
Dividends Paid	(97,026)	(96,707)
Treasury Stock Purchased	(16,776)	(18,628)
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	1,453	2,356
Repayment of Capital Lease Obligation	(1,671)	(1,619)
Changes in Working Capital Associated with Financing Activities	57	—
Net Cash Used in Financing Activities	(113,963)	(114,598)
Effect of Exchange Rate Changes on Cash	90	(353)
Decrease in Cash and Cash Equivalents	(18,134)	(53,329)
Cash and Cash Equivalents at Beginning of Period	834,228	1,599,895
Cash and Cash Equivalents at End of Period	$ 816,094	$ 1,546,566

EOG RESOURCES, INC.
Quantitative Reconciliation of Adjusted Net Income (Non-GAAP)
To Net Income (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts the three-month periods ended March 31, 2018 and 2017 reported Net Income (GAAP) to reflect actual net cash received from (payments for) settlements of commodity derivative contracts by eliminating the unrealized mark-to-market (gains) losses from these transactions, to eliminate the net losses on asset dispositions in 2018 and 2017, to add back impairment charges related to certain of EOG's assets in 2018 and 2017 and to eliminate certain adjustments in 2018 related to the 2017 U.S. tax reform. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match hedge realizations to production settlement months and make certain other adjustments to exclude non-recurring items. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	Three Months Ended March 31, 2018				Three Months Ended March 31, 2017			
	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share	Before Tax	Income Tax Impact	After Tax	Diluted Earnings per Share
Reported Net Income (GAAP)	$ 813,359	$ (174,770)	$ 638,589	$ 1.10	$ 39,382	$ (10,865)	$ 28,517	$ 0.05
Adjustments:								
(Gains) Losses on Mark-to-Market Commodity Derivative Contracts	59,771	(13,166)	46,605	0.08	(62,020)	22,191	(39,829)	(0.07)
Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts	(21,965)	4,838	(17,127)	(0.03)	1,912	(684)	1,228	—
Add: Net Losses on Asset Dispositions	14,969	(3,324)	11,645	0.02	16,758	(5,736)	11,022	0.02
Add: Impairments	20,876	(4,598)	16,278	0.03	137,751	(49,287)	88,464	0.15
Less: Tax Reform Impact	—	(6,524)	(6,524)	(0.01)	—	—	—	—
Adjustments to Net Income	73,651	(22,774)	50,877	0.09	94,401	(33,516)	60,885	0.10
Adjusted Net Income (Non-GAAP)	$ 887,010	$ (197,544)	$ 689,466	$ 1.19	$ 133,783	$ (44,381)	$ 89,402	$ 0.15
Average Number of Common Shares (GAAP)								
Basic				575,775				573,935
Diluted				579,726				578,593

EOG RESOURCES, INC.
Quantitative Reconciliation of Discretionary Cash Flow (Non-GAAP)
To Net Cash Provided by Operating Activities (GAAP)
(Unaudited; in thousands)

Calculation of Free Cash Flow (Non-GAAP)
(Unaudited; in thousands)

The following chart reconciles the three-month periods ended March 31, 2018 and 2017 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Other Non-Current Income Taxes - Net Receivable, Changes in Components of Working Capital and Other Assets and Liabilities, and Changes in Components of Working Capital Associated with Investing and Financing Activities. EOG defines Free Cash Flow (Non-GAAP) for a given period as Discretionary Cash Flow (Non-GAAP) (see below reconciliation) for such period less the total cash capital expenditures excluding acquisitions incurred (Non-GAAP) during such period and dividends paid (GAAP) during such period, as is illustrated below for the three months ended March 31, 2018. EOG management uses this information for comparative purposes within the industry.

		Three Months Ended March 31,		
		2018		**2017**
Net Cash Provided by Operating Activities (GAAP)	$	1,552,166	$	898,049
Adjustments:				
Exploration Costs (excluding Stock-Based Compensation Expenses)		27,936		50,734
Other Non-Current Income Taxes - Net Receivable		118,921		—
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable		109,654		(28,688)
Inventories		106,799		(24,736)
Accounts Payable		(53,652)		(20,426)
Accrued Taxes Payable		(21,950)		38,613
Other Assets		8,863		44,677
Other Liabilities		29,055		51,251
Changes in Components of Working Capital Associated with Investing and Financing Activities		(17,988)		63,324
Discretionary Cash Flow (Non-GAAP)	$	1,859,804	$	1,072,798
Discretionary Cash Flow (Non-GAAP) - Percentage Increase		**73%**		
Discretionary Cash Flow (Non-GAAP)	$	1,859,804		
Less:				
Total Cash Expenditures Excluding Acquisitions (Non-GAAP) [a]		(1,477,830)		
Dividends Paid (GAAP)		(97,026)		
Free Cash Flow (Non-GAAP)	$	284,948		

(a) See below reconciliation of Total Expenditures (GAAP) to Total Cash Expenditures Excluding Acquisitions (Non-GAAP) for the three months ended March 31, 2018:

Total Expenditures (GAAP)	$	1,546,641
Less:		
Asset Retirement Costs		(12,100)
Non-Cash Acquisition Costs of Other Property, Plant and Equipment		(47,635)
Non-Cash Acquisition Costs of Unproved Properties		(8,809)
Acquisition Costs of Proved Properties		(267)
Total Cash Expenditures Excluding Acquisitions (Non-GAAP)	$	1,477,830

EOG RESOURCES, INC.
Quantitative Reconciliation of Adjusted Earnings Before Interest Expense, Net,
Income Taxes, Depreciation, Depletion and Amortization, Exploration Costs,
Dry Hole Costs, Impairments and Additional Items (Adjusted EBITDAX)
(Non-GAAP) to Net Income (GAAP)
(Unaudited; in thousands)

The following chart adjusts the three-month periods ended March 31, 2018 and 2017 reported Net Income (GAAP) to Earnings Before Interest Expense (Net), Income Taxes (Income Tax Provision), Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments (EBITDAX) (Non-GAAP) and further adjusts such amount to reflect actual net cash received from (payments for) settlements of commodity derivative contracts by eliminating the unrealized mark-to-market (MTM) (gains) losses from these transactions and to eliminate the net losses on asset dispositions (Net). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported Net Income (GAAP) to add back Interest Expense (Net), Income Taxes (Income Tax Provision), Depreciation, Depletion and Amortization, Exploration Costs, Dry Hole Costs and Impairments and further adjust such amount to match realizations to production settlement months and make certain other adjustments to exclude non-recurring and certain other items. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	Three Months Ended March 31,	
	2018	**2017**
Net Income (GAAP)	$ 638,589	$ 28,517
Adjustments:		
Interest Expense, Net	61,956	71,515
Income Tax Provision	174,770	10,865
Depreciation, Depletion and Amortization	748,591	816,036
Exploration Costs	34,836	56,894
Impairments	64,609	193,187
EBITDAX (Non-GAAP)	1,723,351	1,177,014
Total (Gains) Losses on MTM Commodity Derivative Contracts	59,771	(62,020)
Net Cash Received from (Payments for) Settlements of Commodity Derivative Contracts	(21,965)	1,912
Losses on Asset Dispositions, Net	14,969	16,758
Adjusted EBITDAX (Non-GAAP)	$ 1,776,126	$ 1,133,664
Adjusted EBITDAX (Non-GAAP) - Percentage Increase	**57%**	

EOG RESOURCES, INC.
Quantitative Reconciliation of Net Debt (Non-GAAP) and Total
Capitalization (Non-GAAP) as Used in the Calculation of
The Net Debt-to-Total Capitalization Ratio (Non-GAAP) to
Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP)
(Unaudited; in millions, except ratio data)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) and Total Capitalization (GAAP) to Total Capitalization (Non-GAAP), as used in the Net Debt-to-Total Capitalization ratio calculation. A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt and Total Capitalization (Non-GAAP) in their Net Debt-to-Total Capitalization ratio calculation. EOG management uses this information for comparative purposes within the industry.

	At March 31, 2018	At December 31, 2017
Total Stockholders' Equity - (a)	$ 16,841	$ 16,283
Current and Long-Term Debt (GAAP) - (b)	6,435	6,387
Less: Cash	(816)	(834)
Net Debt (Non-GAAP) - (c)	5,619	5,553
Total Capitalization (GAAP) - (a) + (b)	$ 23,276	$ 22,670
Total Capitalization (Non-GAAP) - (a) + (c)	$ 22,460	$ 21,836
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]	28 %	28 %
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]	**25%**	**25%**

EOG RESOURCES, INC.
Crude Oil and Natural Gas Financial Commodity Derivative Contracts

EOG accounts for financial commodity derivative contracts using the mark-to-market accounting method. Prices received by EOG for its crude oil production generally vary from NYMEX West Texas Intermediate prices due to adjustments for delivery location (basis) and other factors. EOG has entered into crude oil basis swap contracts in order to fix the differential between pricing in Midland, Texas, and Cushing, Oklahoma (Midland Differential). Presented below is a comprehensive summary of EOG's Midland Differential basis swap contracts through April 26, 2018. The weighted average price differential expressed in $/Bbl represents the amount of reduction to Cushing, Oklahoma, prices for the notional volumes expressed in Bbld covered by the basis swap contracts.

Midland Differential Basis Swap Contracts

	Volume (Bbld)	Weighted Average Price Differential ($/Bbl)
2018		
January 1, 2018 through May 31, 2018 (closed)	15,000	$ 1.063
June 1, 2018 through December 31, 2018	15,000	1.063
2019		
January 1, 2019 through December 31, 2019	20,000	$ 1.075

EOG has also entered into crude oil basis swap contracts in order to fix the differential between pricing in the U.S. Gulf Coast and Cushing, Oklahoma (Gulf Coast Differential). Presented below is a comprehensive summary of EOG's Gulf Coast Differential basis swap contracts through April 26, 2018. The weighted average price differential expressed in $/Bbl represents the amount of addition to Cushing, Oklahoma, prices for the notional volumes expressed in Bbld covered by the basis swap contracts.

Gulf Coast Differential Basis Swap Contracts

	Volume (Bbld)	Weighted Average Price Differential ($/Bbl)
2018		
January 1, 2018 through May 31, 2018 (closed)	37,000	$ 3.818
June 1, 2018 through December 31, 2018	37,000	3.818

Presented below is a comprehensive summary of EOG's crude oil price swap contracts through April 26, 2018, with notional volumes expressed in Bbld and prices expressed in $/Bbl.

Crude Oil Price Swap Contracts

	Volume (Bbld)	Weighted Average Price ($/Bbl)
2018		
January 1, 2018 through March 31, 2018 (closed)	134,000	$ 60.04
April 1, 2018 through December 31, 2018	134,000	60.04

Presented below is a comprehensive summary of EOG's natural gas price swap contracts through April 26, 2018, with notional volumes expressed in MMBtud and prices expressed in $/MMBtu.

Natural Gas Price Swap Contracts

	Volume (MMBtud)	Weighted Average Price ($/MMBtu)
2018		
March 1, 2018 through May 31, 2018 (closed)	35,000	$ 3.00
June 1, 2018 through November 30, 2018	35,000	3.00

EOG has sold call options which establish a ceiling price for the sale of notional volumes of natural gas as specified in the call option contracts. The call options require that EOG pay the difference between the call option strike price and either the average or last business day NYMEX Henry Hub natural gas price for the contract month (Henry Hub Index Price) in the event the Henry Hub Index Price is above the call option strike price.

In addition, EOG has purchased put options which establish a floor price for the sale of notional volumes of natural gas as specified in the put option contracts. The put options grant EOG the right to receive the difference between the put option strike price and the Henry Hub Index Price in the event the Henry Hub Index Price is below the put option strike price. Presented below is a comprehensive summary of EOG's natural gas call and put option contracts through April 26, 2018, with notional volumes expressed in MMBtud and prices expressed in $/MMBtu.

Natural Gas Option Contracts

	Call Options Sold		Put Options Purchased	
	Volume (MMBtud)	Weighted Average Price ($/MMBtu)	Volume (MMBtud)	Weighted Average Price ($/MMBtu)
2018				
March 1, 2018 through May 31, 2018 (closed)	120,000	$ 3.38	96,000	$ 2.94
June 1, 2018 through November 30, 2018	120,000	3.38	96,000	2.94

Definitions

Bbld	Barrels per day
$/Bbl	Dollars per barrel
MMBtud	Million British thermal units per day
$/MMBtu	Dollars per million British thermal units
NYMEX	U.S. New York Mercantile Exchange

EOG RESOURCES, INC.
Direct After-Tax Rate of Return (ATROR)

The calculation of our direct after-tax rate of return (ATROR) with respect to our capital expenditure program for a particular play or well is based on the estimated recoverable reserves ("net" to EOG's interest) for all wells in such play or such well (as the case may be), the estimated net present value (NPV) of the future net cash flows from such reserves (for which we utilize certain assumptions regarding future commodity prices and operating costs) and our direct net costs incurred in drilling or acquiring (as the case may be) such wells or well (as the case may be). As such, our direct ATROR with respect to our capital expenditures for a particular play or well cannot be calculated from our consolidated financial statements.

Direct ATROR

Based on Cash Flow and Time Value of Money
  - Estimated future commodity prices and operating costs
  - Costs incurred to drill, complete and equip a well, including facilities
Excludes Indirect Capital
  - Gathering and Processing and other Midstream
  - Land, Seismic, Geological and Geophysical

Payback ~12 Months on 100% Direct ATROR Wells
First Five Years ~1/2 Estimated Ultimate Recovery Produced but ~3/4 of NPV Captured

Return on Equity / Return on Capital Employed

Based on GAAP Accrual Accounting
Includes All Indirect Capital and Growth Capital for Infrastructure
  - Eagle Ford, Bakken, Permian Facilities
  - Gathering and Processing
Includes Legacy Gas Capital and Capital from Mature Wells

Quantitative Reconciliation of After-Tax Net Interest Expense (Non-GAAP), Adjusted Net Income (Loss)
(Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP) as used in the Calculations of
Return on Capital Employed (Non-GAAP) and Return on Equity (Non-GAAP) to Net Interest Expense (GAAP),
Net Income (Loss) (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP), Respectively
(Unaudited; in millions, except ratio data)

The following chart reconciles Net Interest Expense (GAAP), Net Income (Loss) (GAAP), Current and Long-Term Debt (GAAP) and Total Capitalization (GAAP) to After-Tax Net Interest Expense (Non-GAAP), Adjusted Net Income (Loss) (Non-GAAP), Net Debt (Non-GAAP) and Total Capitalization (Non-GAAP), respectively, as used in the Return on Capital Employed (ROCE) and Return on Equity (ROE) calculations. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize After-Tax Net Interest Expense, Adjusted Net Income (Loss), Net Debt and Total Capitalization (Non-GAAP) in their ROCE and ROE calculations. EOG management uses this information for purposes of comparing its financial performance with the financial performance of other companies in the industry.

	2017	2016	2015	2014	2013
Return on Capital Employed (ROCE) (Non-					
Net Interest Expense (GAAP)	$ 274	$ 282	$ 237	$ 201	
Tax Benefit Imputed (based on 35%)	(96)	(99)	(83)	(70)	
After-Tax Net Interest Expense (Non-GAAP) - (a)	$ 178	$ 183	$ 154	$ 131	
Net Income (Loss) (GAAP) - (b)	$ 2,583	$ (1,097)	$ (4,525)	$ 2,915	
Adjustments to Net Income (Loss), Net of Tax (See Accompanying Schedules)	(1,934) (a)	204 (b)	4,559 (c)	(199) (d)	
Adjusted Net Income (Loss) (Non-GAAP) - (c)	$ 649	$ (893)	$ 34	$ 2,716	
Total Stockholders' Equity Before Retained Earnings Adjustment (GAAP) - (d)	$ 16,283	$ 13,982	$ 12,943	$ 17,713	$ 15,418
Less: Tax Reform Impact	(2,169)	—	—	—	—
Total Stockholders' Equity (Non-GAAP) - (e)	$ 14,114	$ 13,982	$ 12,943	$ 17,713	$ 15,418
Average Total Stockholders' Equity (GAAP) * - (f)	$ 15,133	$ 13,463	$ 15,328	$ 16,566	
Average Total Stockholders' Equity (Non-GAAP) * - (g)	$ 14,048	$ 13,463	$ 15,328	$ 16,566	
Current and Long-Term Debt (GAAP) - (h)	$ 6,387	$ 6,986	$ 6,655	$ 5,906	$ 5,909
Less: Cash	(834)	(1,600)	(719)	(2,087)	(1,318)
Net Debt (Non-GAAP) - (i)	$ 5,553	$ 5,386	$ 5,936	$ 3,819	$ 4,591
Total Capitalization (GAAP) - (d) + (h)	$ 22,670	$ 20,968	$ 19,598	$ 23,619	$ 21,327
Total Capitalization (Non-GAAP) - (e) + (i)	$ 19,667	$ 19,368	$ 18,879	$ 21,532	$ 20,009
Average Total Capitalization (Non-GAAP) * - (j)	$ 19,518	$ 19,124	$ 20,206	$ 20,771	
ROCE (GAAP Net Income) - [(a) + (b)] / (j)	14.1%	-4.8%	-21.6%	14.7%	
ROCE (Non-GAAP Adjusted Net Income) - [(a) + (c)] / (j)	4.2%	-3.7%	0.9%	13.7%	
Return on Equity (ROE)					
ROE (GAAP) (GAAP Net Income) - (b) / (f)	17.1%	-8.1%	-29.5%	17.6%	
ROE (Non-GAAP) (Non-GAAP Adjusted Net Income) - (c) / (g)	4.6%	-6.6%	0.2%	16.4%	

* Average for the current and immediately preceding year

Adjustments to Net Income (Loss) (GAAP)

(a) See below schedule for detail of adjustments to Net Income (Loss) (GAAP) in 2017:

	Year Ended December 31, 2017		
	Before Tax	Income Tax Impact	After Tax
Adjustments:			
Add: Mark-to-Market Commodity Derivative Contracts Impact	$ (12)	$ 4	$ (8)
Add: Impairments of Certain Assets	261	(93)	168
Add: Net Losses on Asset Dispositions	99	(35)	64
Add: Legal Settlement - Early Lease Termination	10	(4)	6
Add: Joint Venture Transaction Costs	3	(1)	2
Add: Joint Interest Billings Deemed Uncollectible	5	(2)	3
Less: Tax Reform Impact	—	(2,169)	(2,169)
Total	$ 366	$ (2,300)	$ (1,934)

(b) See below schedule for detail of adjustments to Net Income (Loss) (GAAP) in 2016:

	Year Ended December 31, 2016		
	Before Tax	Income Tax Impact	After Tax
Adjustments:			
Add: Mark-to-Market Commodity Derivative Contracts Impact	$ 77	$ (28)	$ 49
Add: Impairments of Certain Assets	321	(113)	208
Less: Net Gains on Asset Dispositions	(206)	62	(144)
Add: Trinidad Tax Settlement	—	43	43
Add: Voluntary Retirement Expense	42	(15)	27
Add: Acquisition - State Apportionment Change	—	16	16
Add: Acquisition Costs	5	—	5
Total	$ 239	$ (35)	$ 204

(c) See below schedule for detail of adjustments to Net Income (Loss) (GAAP) in 2015:

	Year Ended December 31, 2015		
	Before Tax	Income Tax Impact	After Tax
Adjustments:			
Add: Mark-to-Market Commodity Derivative Contracts Impact	$ 668	$ (238)	$ 430
Add: Impairments of Certain Assets	6,308	(2,183)	4,125
Less: Texas Margin Tax Rate Reduction	—	(20)	(20)
Add: Legal Settlement - Early Leasehold Termination	19	(6)	13
Add: Severance Costs	9	(3)	6
Add: Net Losses on Asset Dispositions	9	(4)	5
Total	$ 7,013	$ (2,454)	$ 4,559

(d) See below schedule for detail of adjustments to Net Income (Loss) (GAAP) in 2014:

	Year Ended December 31, 2014					
	Before Tax		**Income Tax Impact**		**After Tax**	
Adjustments:						
Less: Mark-to-Market Commodity Derivative Contracts Impact	$	(800)	$	285	$	(515)
Add: Impairments of Certain Assets		824		(271)		553
Less: Net Gains on Asset Dispositions		(508)		21		(487)
Add: Tax Expense Related to the Repatriation of Accumulated Foreign Earnings in Future Years		—		250		250
Total	$	(484)	$	285	$	(199)

EOG RESOURCES, INC.
Second Quarter and Full Year 2018 Forecast and Benchmark Commodity Pricing

(a) Second Quarter and Full Year 2018 Forecast

The forecast items for the second quarter and full year 2018 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. EOG undertakes no obligation, other than as required by applicable law, to update or revise this forecast, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise. This forecast, which should be read in conjunction with the accompanying press release and EOG's related Current Report on Form 8-K filing, replaces and supersedes any previously issued guidance or forecast.

(b) Benchmark Commodity Pricing

EOG bases United States and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma, using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

EOG bases United States natural gas price differentials upon the natural gas price at Henry Hub, Louisiana, using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

	Estimated Ranges						
	(Unaudited)						
	2Q 2018				Full Year 2018		
Daily Sales Volumes							
Crude Oil and Condensate Volumes (MBbld)							
United States	374.0	-	382.0		387.0	-	401.0
Trinidad	0.4	-	0.6		0.4	-	0.6
Other International	0.0	-	6.0		2.0	-	4.0
Total	374.4	-	388.6		389.4	-	405.6
Natural Gas Liquids Volumes (MBbld)							
Total	100.0	-	110.0		100.0	-	110.0
Natural Gas Volumes (MMcfd)							
United States	870	-	910		900	-	950
Trinidad	280	-	300		250	-	290
Other International	25	-	35		28	-	38
Total	1,175	-	1,245		1,178	-	1,278
Crude Oil Equivalent Volumes (MBoed)							
United States	619.0	-	643.7		637.0	-	669.3
Trinidad	47.1	-	50.6		42.1	-	48.9
Other International	4.2	-	11.9		6.7	-	10.3
Total	670.3	-	706.2		685.8	-	728.5

	Estimated Ranges **(Unaudited)**							
	2Q 2018				Full Year 2018			
Operating Costs								
Unit Costs ($/Boe)								
Lease and Well	$	4.50	- $	4.90	$	4.20	- $	4.80
Transportation Costs	$	2.90	- $	3.40	$	2.75	- $	3.25
Depreciation, Depletion and Amortization	$	13.15	- $	13.55	$	13.00	- $	13.40
Expenses ($MM)								
Exploration, Dry Hole and Impairment	$	100	- $	120	$	375	- $	425
General and Administrative	$	100	- $	110	$	415	- $	445
Gathering and Processing	$	110	- $	120	$	430	- $	470
Capitalized Interest	$	5	- $	6	$	19	- $	23
Net Interest	$	62	- $	65	$	244	- $	248
Taxes Other Than Income (% of Wellhead Revenue)		6.5% -		6.9%		6.5% -		6.9%
Income Taxes								
Effective Rate		20% -		25%		20% -		25%
Current Tax (Benefit) / Expense ($MM)	$	(90)	- $	(55)	$	(350)	- $	(310)
Capital Expenditures (Excluding Acquisitions, $MM)								
Exploration and Development, Excluding Facilities					$	4,500	- $	4,800
Exploration and Development Facilities					$	600	- $	650
Gathering, Processing and Other					$	300	- $	350
Pricing - (Refer to *Benchmark Commodity Pricing* in text)								
Crude Oil and Condensate ($/Bbl)								
Differentials								
United States - above (below) WTI	$	(1.50)	- $	0.50	$	(1.25)	- $	0.75
Trinidad - above (below) WTI	$	(11.00)	- $	(9.00)	$	(11.00)	- $	(9.00)
Other International - above (below) WTI	$	2.00	- $	4.00	$	0.00	- $	6.00
Natural Gas Liquids								
Realizations as % of WTI		32% -		38%		32% -		38%
Natural Gas ($/Mcf)								
Differentials								
United States - above (below) NYMEX Henry Hub	$	(0.70)	- $	(0.30)	$	(0.60)	- $	0.00
Realizations								
Trinidad	$	2.30	- $	2.70	$	2.15	- $	2.75
Other International	$	4.15	- $	4.65	$	4.00	- $	5.00

Definitions

$/Bbl	U.S. Dollars per barrel
$/Boe	U.S. Dollars per barrel of oil equivalent
$/Mcf	U.S. Dollars per thousand cubic feet
$MM	U.S. Dollars in millions
MBbld	Thousand barrels per day
MBoed	Thousand barrels of oil equivalent per day
MMcfd	Million cubic feet per day
NYMEX	U.S. New York Mercantile Exchange
WTI	West Texas Intermediate

EOG RESOURCES, INC.
First Quarter 2018 Well Results by Play
(Unaudited)

	Wells Online			Initial Gross 30-Day Average Production Rate			
	Gross	Net	Lateral Length (ft)	Crude Oil and Condensate (Bbld) [A]	Natural Gas Liquids (Bbld) [A]	Natural Gas (MMcfd) [A]	Crude Oil Equivalent (Boed) [B]
Delaware Basin							
Wolfcamp	58	53	5,900	1,335	250	2.1	1,925
Bone Spring	9	8	5,900	1,195	190	1.6	1,645
Leonard	3	3	4,300	1,640	335	2.8	2,430
Powder River Basin							
Turner	9	8	6,100	675	180	2.1	1,210
DJ Basin Codell	12	9	9,200	895	95	0.4	1,055
South Texas Eagle Ford	72	65	6,900	1,325	150	0.9	1,620
South Texas Austin Chalk	10	8	4,600	1,960	400	2.3	2,750

(A) Barrels per day or million cubic feet per day, as applicable.

(B) Barrels of oil equivalent per day; includes crude oil and condensate, natural gas liquids and natural gas. Crude oil equivalent volumes are determined using a ratio of 1.0 barrel of crude oil and condensate or natural gas liquids to 6.0 thousand cubic feet of natural gas.